Exhibit 12.1

Magellan Health, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Pro Forma As Adjusted(1)
	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,	Years Ended December 31,
	2017	2016	2017	2016	2015	2014	2013	2012
Fixed charges:
Capitalized interest credit	$—	$4.3	$0.5	$0.5	$0.1	$1.9	$—	$0.3
Interest factor in rent expense	0.4	0.6	0.4	0.6	0.6	0.6	0.6	0.8
Other interest and fixed charges	10.6	11.1	8.4	9.6	6.2	3.4	2.3	1.5
Total fixed charges	$11.0	$16.0	$9.3	$10.7	$6.9	$5.9	$2.9	$2.6

Earnings available for fixed charges:
Earnings before income taxes	$37.9	$143.9	$39.9	$145.5	$71.1	$117.9	$165.2	$188.9
Add: non-controlling interest loss	0.9	2.1	0.9	2.1	2.7	5.2	—	—
Add: capitalized interest expense	0.4	0.7	0.6	0.6	0.4	0.9	0.7	0.7
Add: fixed charges	11.0	16.0	9.3	10.7	6.9	5.9	2.9	2.6
Less: capitalized interest credit	—	4.3	0.5	0.5	0.1	1.9	—	0.3
Total earnings available for fixed charges	$50.2	$158.4	$50.2	$158.4	$81.0	$128.0	$168.8	$191.9

Ratio of earnings to fixed charges	4.6	9.9	5.4	14.8	11.7	21.7	58.2	73.8

(1) Adjusted for the issuance of the notes based on its coupon of 4.40%, plus the amortization of underwriting discounts and other issuance discounts and expenses, and the application of the net proceeds therefrom for the applicable period, assuming for this purpose that the net proceeds are applied to consummate the refinancing, which will include the repayment of all outstanding loans and other obligations (and the termination of all commitments) under the existing credit agreements.